6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

August 18, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Overstock.com, Inc.
Registration Statement on Form S-1
Filed June 17, 2010
File No. 333-166871
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 5, 2010
File No. 000-49799

Dear Mr. Owings:

Set forth below are the responses of Overstock.com, Inc. (the “Company,” “we” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on May 14, 2010, File No. 333-166871 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-1

1.                                      Please revise your incorporation by reference section to include your Form 10-Q for the fiscal quarter ended June 30, 2010.

In response to the Staff’s comment, we confirm that we will include our Form 10-Q for the quarter ended June 30, 2010 in the incorporation by reference section of our Form S-1in our next amendment.

Form 10-Q for the Quarter Ended June 30, 2010

2.                                      Please refer to your disclosure of the Ohio Department of Taxation matter where you state you received a letter of determination in which you owe $612,784 in taxes, interest and penalties as of June 30, 2009. Please revise your disclosure to update the status and related amount through the current period, or advise.

In response to the Staff’s comment, we advise you that there has been no material change in the status of this matter or the amount of the determination specified since the date the Ohio Department of Taxation sent us the initial letter as of June 30, 2009.

3.                                      Please tell us and disclose your accounting policy for legal fees and clarify if your accrual for $1.1 million includes these fees.  Refer to FASB ASC 450-20-S50-2.

In response to the Staff’s comment, we do not accrue legal fees expected to be incurred in connection with loss contingencies. We record legal fees as incurred. We propose to disclose in future filings our accounting policy for legal fees as follows:

The Company expenses legal fees as incurred.

In further response to the Staff’s comment, the accrual for $1.1 million does not include any accrual for legal fees.

4.                                      Please expand your disclosure of the class action filed on March 10, 2009 to state the amount of damages sought. Refer to FASB ASC 450-20-55-36.

In response to the Staff’s comment, the class action filed March 10, 2009 does not specify a specific amount of damages nor does it specify an ad damnum amount.  We believe the disclosure accurately reflects the material aspects of this matter.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.